UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

SunLink Health Systems, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

867370102

(CUSIP Number)

Robert M. Thornton, Jr.

900 Circle 75 Parkway, Suite 1120

Atlanta, Georgia 30339

(770) 933-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following page(s))

SCHEDULE 13D

CUSIP No. 867370102	Page 2 of 5 Pages

(1)	Names of Reporting Persons Robert M. Thornton, Jr.
(2)	Check the appropriate box if a Member of a Goup* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds* PF
(5)	Check if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 763,343[1]
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 763,343[1]
	(10)	Shared Dispositive Power 0
(11)	Aggregate amount beneficially owned by each Reporting Person 763,343
(12)	Check box if the aggregate amount in row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 10.0%
(14)	Type of Reporting Person* IN

[1]	Includes options. See Item 5.

Item 1.	Security and Issuer.

This filing relates to the beneficial ownership of shares of the no par value common shares (the “Common Shares”) of SunLink Health Systems, Inc., an Ohio corporation (the “Issuer”) whose principal executive offices are located at 900 Circle 75 Parkway, Suite 1120, Atlanta, Georgia 30339. This Amendment No. 5 to Schedule 13D (the “Amendment”) is being filed to update the beneficial ownership information and the information contained Item 5 of the original Schedule 13D filed by the undersigned on April 5, 2001 with the Securities and Exchange Commission, as amended by Amendment No. 1 filed January 4, 2002, Amendment No. 2 filed May 20, 2003, Amendment No. 3 filed January 14, 2004, and Amendment No. 4 filed July 28, 2011 (collectively, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2.	Identity and Background.

This Amendment No. 5 to the Schedule 13D is filed by Robert M. Thornton, Jr., an individual whose address is 900 Circle 75 Parkway, Suite 1120, Atlanta, Georgia 30339. Mr. Thornton is the Chairman and Chief Executive Officer of the Issuer.

Neither Mr. Thornton nor CareVest Capital, LLC (“CareVest”), the record holder of Common Shares of which Mr. Thornton is the sole beneficial owner as further described below, has been convicted in a criminal proceeding during the last five years nor has Mr. Thornton or CareVest, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Thornton is a citizen of the United States. CareVest is a limited liability company organized and existing under the laws of the State of Georgia.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment is being filed in connection with the tender of Common Shares by Mr. Thornton pursuant to a tender offer by the Issuer. On December 28, 2017, the Issuer purchased from Mr. Thornton 18,702 Common Shares of the Issuer pursuant to the Issuer’s Offer to Purchase dated November 21, 2017, as amended December 7, 2017 (the “Offer to Purchase”), made to all shareholders of the Issuer. The Common Shares so purchased by the Issuer were purchased with funds on hand of the Issuer and the shares so sold by Mr. Thornton were originally acquired with personal funds of Mr. Thornton. At the present time, Mr. Thornton holds 240,000 options to purchase Common Shares of the Issuer that are currently exercisable or exercisable within 60 days.

Item 4.	Purpose of Transaction.

The Issuer’s stated purpose in making its Offer to Purchase was to return capital to its shareholders. Mr. Thornton sold the 18,702 Common Shares to raise cash for personal purposes. The Issuer has reported that it purchased 1,745,751 Common Shares in connection with the Offer to Purchase. The effect of the purchases by the Issuer was to increase Mr. Thornton’s beneficial ownership to approximately 10.0%.

Neither Mr. Thornton nor CareVest currently has any plans or proposals which relate to or would result in:

(a)	the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; provided, however, Mr. Thornton presently has options which, if exercised, would entitle him to acquire 240,000 Common Shares of the Issuer

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter or Code of Regulations or other actions which may impede the acquisition of control of the Issuer;

(h)	any class of securities of the Issuer being delisted from a national securities exchange; or

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act.

Item 5.	Interest in Securities of the Issuer.

(a)    Mr. Thornton beneficially owns 763,343 Common Shares. Of those 763,343 Common Shares, 184,882 shares are held by CareVest which Mr. Thornton controls through his one hundred percent (100%) ownership of CareVest. Mr Thornton is the sole beneficial owner of CareVest. Accordingly, to the extent Mr. Thornton and CareVest may be considered a group, CareVest has not separately filed. Mr. Thornton presently has options which, if exercised, would entitle him to acquire 240,000 Common Shares of the Issuer. Mr. Thornton beneficially owns approximately 10.0% of the Common Shares of the Issuer, as determined in accordance with Rule 13d-3(d)(1).

(b)    Mr. Thornton possesses sole voting and dispositive power with respect to all of Common Shares of the Issuer beneficially owned by him.

(c)    See Item 3 for a description of transactions that were effected during the past sixty days.

(d)    N/A

(e)    N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for Mr. Thornton’s employment contract, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Thornton and CareVest and any other Person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Robert M. Thornton, Jr.

January 22, 2018	/s/ Robert M. Thornton, Jr.